SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13In a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

INMODE LTD.

(Exact name of registrant as specified in its charter)

Tavor Building, Sha’ar Yokneam
P.O. Box 533
Yokneam 2069206 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐            No ☒

Further to its Current Report on Form 6-K, dated February 10, 2021, InMode Ltd. (the “Company”) announces the following results of its 2021 Annual General Meeting of Shareholders (the “Meeting”), which was held on April 5, 2021:

•
In respect of Proposal 1 – The required majority of shareholders represented at the Meeting voted to re-elect each of Dr. Michael Anghel and Mr. Bruce Mann to serve as a Class II director of the Company and to hold office until the close of business of the annual general meeting of shareholders to be held in 2024 and until his successor is duly elected and qualified or until such individual’s earlier resignation or retirement.

•
In respect of Proposal 2 - The required majority of shareholders represented at the Meeting voted to approve the re-appointment of Kesselman & Kesselman Certified Public Accounts, a member of PwC, as the Company’s independent auditors for the fiscal year ending December 31, 2021, and its service until the annual general meeting of shareholders to be held in 2022.

•
In respect of Proposal 3 - The required majority of shareholders represented at the Meeting voted to approve and ratify the grant to each of the following Directors of the Company: Dr. Michael Anghel, Mr. Bruce Mann and Dr. Hadar Ron, 1,000 restricted share units under the Company's 2018 Incentive Plan totaling 3,000 restricted share units, half of which shall vest on December 31, 2021 and the remaining half shall vest on December 31, 2022, subject to their continued services on the date of vesting.

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InMode Ltd.

By:/s/ Moshe Mizrahy
Moshe Mizrahy
Chief Executive Officer and Chairman of The Board of Directors

Dated April 8, 2021